[Letterhead of Sutherland Asbill & Brennan LLP]

May 16, 2011

VIA EDGAR

Vincent J. Di Stefano, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Solar Capital Ltd.

Registration Statement on Form N-2, filed on March 21, 2011

File No. 333-172968

Dear Mr. Di Stefano:

On behalf of Solar Capital Ltd. (the “Company”), set forth below is the Company’s response to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company by letter, dated April 20, 2011, with respect to the Company’s registration statement on Form N-2 (File No. 333-172968), filed with the Commission on March 21, 2011 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. The proposed revisions referenced in the below responses are set forth in the attached marked pages.

Cover

1.	Please explain to us how the Fund is eligible to make a shelf offering pursuant to Rule 415 under the Securities Act of 1933.

The Company advises the Staff on a supplemental basis that the Company is relying upon Rule 415(a)(1)(x) under the Securities Act of 1933, as amended (the “Securities Act”), which, together with the no-action relief granted by the Staff in Nuveen Virginia Premium Income Municipal Fund (SEC No-Action Letter, publicly available October 6, 2006), generally permits closed-end funds, including business development companies (see footnote 1), that meet the eligibility criteria of Form S-3 to file shelf registration statements for the purpose of conducting offerings from time to time on an immediate, delayed or continuous basis. The Company believes that it meets the eligibility requirements set forth in Form S-3, given that (a) the Company (i) has a class of common stock registered under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (ii) has been subject to the requirements of Section 12 under the Exchange Act for the twelve calendar months preceding filing of the Registration Statement, (iii) has timely filed all reports required to be filed within the twelve calendar months preceding the filing of the Registration Statement, and (iv) has not failed to pay any dividend or otherwise defaulted on any outstanding debt securities since the end of the last fiscal year for which financial statements were included in its most recent Form 10-K filed under the Exchange Act, and (b) the aggregate market value of the voting and non-voting common equity of the Company held by non-affiliates is well in excess of $75 million.

2.	Please provide us with a form of prospectus supplement for each security that the Fund may offer under the universal shelf offering.

The Company does not believe that the filing of forms of prospectus supplements for each type of security that may be offered under the Registration Statement is either required or appropriate. Specifically, neither the applicable provisions of the Securities Act, nor the form requirements of Form N-2, explicitly or implicitly require registrants to file proposed prospectus supplements for each type of security that may be offered under a

Vincent J. Di Stefano, Esq.

May 16, 2011

universal shelf registration statement. In addition, the Company believes that, given the lack of actual terms with respect to the securities, other than common stock, that might be issued under the Registration Statement, any proposed disclosure that would be included in a proposed prospectus supplement would be highly speculative and potentially misleading to the market. Such disclosure would, however, be included in the actual prospectus supplement delivered to each potential purchaser of those securities, consistent with the approach that has traditionally been taken in universal shelf offerings. The Company further notes that, to its knowledge, no other business development company that utilizes a universal shelf registration statement has filed a proposed prospectus supplement other than for the sale of common stock, consistent with the approach the Company has taken in connection with the Registration Statement.

Offerings

3.	Please clarify in the second paragraph of this section that issuance of shares below net asset value will be dilutive to the net asset value of the Fund’s common stock.

The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Fees and Expenses

4.	Please delete “(estimated)” from the total annual expenses line item of the fee table.

The Company has revised the above-referenced line item in response to the Staff’s comment.

5.	The fee table lists total expenses at 5.93%. The audited expense ratio from the 12/31/10 10-K was 7.46%. Please explain why there is such a discrepancy. Specifically, interest expense in the fee table is listed at 1.00%, but interest expense in the 10-K was 1.92%. There is no indication that borrowings will decrease in the coming year, so why should the expense decrease?

The Company advises the Staff on a supplemental basis that the interest expense included in the “Fees and Expenses” table was computed based upon the average balance outstanding for all borrowings during the year ended December 31, 2010, which the Company believes accurately reflects the debt levels the Company will likely incur during the twelve month period following any offering conducted pursuant to the Registration Statement. The discrepancy between the December 31, 2010 audited expense ratio in the Company’s Form 10-K and the “Fees and Expenses” table in the Registration Statement is due to the following two reasons (each of which accounts for approximately half of the difference): (i) a different denominator is used in the computation of the two expense ratios: the audited expense ratio in the Form 10-K uses the Company’s 2010 average net asset value as the denominator, which was approximately $743 million, while the “Fees and Expenses” table uses the Company’s ending net assets attributable to common stock as a denominator, which is $827 million; and (ii) interest expense in the “Fees and Expenses” table was computed based on the Company’s average balance outstanding for all borrowings during the year ended December 31, 2010 using the LIBOR rate on December 31, 2010 and the interest rate on the Company’s revolving credit facilities and term loan. This computation of interest expense is lower than actual interest expense incurred during 2010 because during the fourth quarter of 2010 the Company repaid all of its $125 million 8.75% fixed rate notes, which were outstanding for approximately 10 months during 2010. The Company now uses its $355 million and $100 million revolving credit facilities, which bear interest at LIBOR + 3.25% and LIBOR + 3.00%, respectively, to fund its obligations. Thus, interest expense based on the same average outstanding debt balance is lower due to the savings of more than 5% resulting from the elimination the higher priced debt.

Selected Financial and Other Data

6.	Please provide the portfolio turnover data required by Item 4 of Form N-2.

The Company respectfully refers the Staff to General Instruction No. 1 to Item 4.1 of Form N-2, which states that a business development company may omit the financial highlights information required by Item 4.1.

Vincent J. Di Stefano, Esq.

May 16, 2011

7.	The net investment income ratio in the financial highlights excludes incentive fees. Please explain why they are excluded.

The Company advises the Staff on a supplemental basis that it has historically included the above-referenced net investment income ratio in the financial highlights portion of the notes to the Company’s financial statements in an effort to remain consistent with similar disclosure provided by other business development companies. As noted in the Company’s response to comment no. 6 above, however, the Company does not believe that such financial highlights disclosure is expressly required for business development companies under the form requirements of Form N-2. The Company further advises the Staff on a supplemental basis that the above-referenced net investment income ratio for 2007 through 2009 was calculated based on the audit guidelines for non-registered investment partnerships for such period, given that the Company was not a business development company during such period. Notwithstanding the foregoing, the Company confirms to the Staff that it will also include a net investment income ratio that does not exclude incentive fees, to the extent it opts in the future to include financial highlights disclosure in the notes to its financial statements.

Sales of Common Stock Below Net Asset Value

8.	What is the maximum percent dilution that could be produced by sales of securities registered in this registration statement?

The Company has revised the disclosure set forth in the section of the Prospectus entitled “Sales of Common Stock Below Net Asset Value” in response to the Staff’s comment.

Description of Our Debt Securities

9.	Please provide a plain English definition of “global securities”, as well as an example of a global security.

The Company respectfully refers the Staff to the discussion set forth under the subheadings “Issuance of Securities in Registered Form – Book Entry Holders” and “– Street Name Holders” for a plain English discussion of how global securities permit investors to hold securities in “street name” (i.e., in a brokerage account in uncertificated form). Specifically, any stockholder that is not listed as a record holder of an issuer’s common stock generally holds his or her shares in “street name” (i.e., the actual record holder for such shares is typically Cede & Co., an affiliate of The Depository Trust Corporation, which holds a global book-entry position in such shares), which generally permits the stockholder to more easily transfer or sell his or her position in such shares in a traditional broker transaction. The “global securities” reference under the section of the Prospectus entitled “Description of Our Debt Securities” merely refers to the similar mechanic employed with respect to debt securities, which permits investors to hold such debt securities in “street name” in their brokerage accounts, rather than holding a physical certificate that would be significantly more difficult to transfer or sell.

Description of Our Units

10.	Please provide us with an example of a “unit” and how it will be offered and priced. Please also provide an analysis explaining the basis for offering debt obligations of third parties, including U.S. Treasuries. In your response please address the following:\

•

Should the Fund be deemed to be a distributor, underwriter, or a co-issuer of debt securities of third parties? Will these securities be the Fund’s portfolio securities? Will this cause portfolio companies to lose their status as eligible portfolio securities?

•	Would a registration statement be filed for third party debt securities?

•	Would third party debt securities, including U.S. Treasuries, be purchased directly from the third party or in the secondary market?

Vincent J. Di Stefano, Esq.

May 16, 2011

•	Will each security, as well as the units themselves, be registered?

•	Are the units themselves securities?

•	Will the units trade, or simply their component securities?

•	Will the Fund be a co-issuer for third-party debt? Will it sign the third party registration statement?

•	What are the implications of Section 57 of the Investment Company Act of 1940 (the “Act”) on the issuance of units by the Fund that include, among other things, securities of third parties?

The Company has revised the disclosure set forth under the section of the Prospectus entitled “Description of Our Units” to remove any references to third-party securities in response to the Staff’s comment. In addition, the Company advises the Staff on a supplemental basis that a unit would typically consist of one or more securities, which would generally be offered and priced together as a whole security, rather than strictly by reference to the value of the underlying securities that comprise the unit. A typical unit might consist of one share of common stock and a warrant to purchase an additional share of common stock, and would generally be treated as a security in its own right. The Company respectfully refers the Staff to the cover page of the Registration Statement, which refers to the registration of units. The Company further confirms that any units issued under the Registration Statement will only contain other securities that have been registered on the Registration Statement, or on another subsequent registration statement filed by the Company under the Securities Act. Units may or may not be traded on an exchange, depending upon the terms of their offer and sale. In addition, their components, other than any common stock included in a unit, may or may not be traded on an exchange.

Description of Our Purchase Contracts

11.	How might the Fund’s periodic payments to purchase contract holders be “prefunded”?

The Company advises the Staff on a supplemental basis that, in certain cases, the Company may receive a cash prepayment of all or a portion of the aggregate purchase price payable by a purchase contract holder for the shares underlying a purchase contract. This prefunded amount may, in certain cases, be tied to future periodic payments that the Company may be required to make to such purchase contract holders.

12.	As the Fund is obligated to sell the securities referenced in the purchase contracts, any preferred stock or debt should be applied against the Fund’s asset coverage requirements under Section 61 of the Act immediately.

The Company acknowledges the Staff’s comment and confirms that it will consider any senior securities that it is contractually obligated to issue when determining its asset coverage ratio in accordance with Section 61 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

13.	Please explain to us how the pricing formula for issuing securities will be consistent with Section 23 of the Act at the time of issuance, especially with respect to selling below NAV.

The Company advises the Staff on a supplemental basis that it will not issue any shares under purchase contracts at a purchase price below net asset value per share except pursuant to Section 61(a)(3)(A) of the Investment Company Act, to the extent the Company’s stockholders authorize the issuance of convertible securities. To the extent the Company relies on Section 61(a)(3)(A) in connection with the issuance of purchase contracts, the exercise price per share under such purchase contracts will not be less than the current market value of the Company’s shares on the date of issuance of such purchase contracts.

Vincent J. Di Stefano, Esq.

May 16, 2011

14.	What would be the impact on the Fund should a purchase contract holder fail to make a payment on an unfunded or unsecured obligation?

The Company advises the Staff on a supplemental basis that, to the extent a purchase contract holder defaults on its purchase obligations, the Company would (i) not be required to issue any shares to such holder, (ii) likely be entitled to retain any amounts received from such holder prior thereto, and (iii) likely be able to seek repayment of any amounts paid to such holder by the Company in connection with such purchase contract.

15.	What will be the accounting treatment of the purchase contracts and underlying securities at time of subscription?

The Company advises the Staff on a supplemental basis that the specific accounting treatment with respect to a purchase contract depends largely on the terms and conditions of such purchase contract, including which party (the Company or the purchase contract holder) has the right to exercise the purchase contract, whether there are any prepayment or prefunding requirements, and whether there are periodic payments to the purchase contract holders. The Company will, however, include a discussion of the specific tax consequences associated with the issuance of a purchase contact in any prospectus supplement relating to the issuance thereof.

16.	Will the Fund redeem all purchase contracts at once? If not, how will it choose contracts to be redeemed, e.g., pro rata or otherwise?

The Company advises the Staff on a supplemental basis that, while it would generally expect to exercise any purchase contracts on a pro rata basis among the holders thereof, it may elect to selectively exercise specific purchase contracts to the extent permitted to do so under the contractual terms thereof. In addition, the Company further advises the Staff on a supplemental basis that, to the extent the Company elects to repurchase any outstanding purchase contracts, it will do so in accordance with Section 23 of the Investment Company Act and, to the extent applicable, Rule 13e-4 under the Exchange Act.

Consolidated Financial Statements

17.	In Note 2 of the financial statements, Basis of Presentation does not include a discussion of SLRC ADI Corp., a wholly owned subsidiary of Solar Capital. When was this subsidiary created? Why is there no discussion of this subsidiary?

The Company advises the Staff on a supplemental basis that SLRC ADI Corp. was created in March 2010 solely for the purpose of holding the Company’s investment in Ark Real Estate Partners LP (“AREP”) and, therefore, it not a consolidated entity. Specifically, SLRC ADI Corp., as a corporate vehicle, serves to mitigate certain adverse tax consequences to the Company that may arise from the fact that AREP is structured as partnership, which is a pass-through tax vehicle. SLRC ADI Corp. has no employees, operations or assets, other than its partnership interest in AREP. Generally Accepted Accounting Principles require the Company to look through this holding entity and disclose the underlying investment in AREP in its Schedule of Investments. The Company has disclosed the existence of SLRC ADI Corp. in the footnotes to the Schedule of Investments.

Prospectus Supplement

18.	This document appears to be incomplete. What, if anything (e.g., characteristics of the securities to be offered) is missing?

The Company advises the Staff on a supplemental basis that the “Prospectus Supplement” included in the Registration Statement has been provided for illustrative purposes only, and reflects what the Company would expect to include in a prospectus supplement pertaining to an offering of its common stock pursuant to the Registration Statement. As such, it omits pricing information, as well as any updated information that may be

Vincent J. Di Stefano, Esq.

May 16, 2011

required as a result of the inclusion of more recent financial information regarding the Company since the effective date of the Registration Statement. As discussed in the Company’s response to comment no. 2 above, the Company believes that, given the lack of actual terms with respect to the securities, other than common stock, that might be issued under the Registration Statement, any proposed disclosure regarding such securities, other than common stock, that would be included in a proposed prospectus supplement would be highly speculative and possibly misleading to the market.

General

19.	The fund has not filed a fidelity bond as required by Rule 17g-1 under the Act; please remedy this deficiency.

The Company advises the Staff on a supplemental basis that it filed its fidelity bond with the Commission on April 6, 2011.

20.	Has the Fund obtained a legal opinion respecting whether the securities to be offered are non- assessable?

The Company confirms to the Staff that it will file as an exhibit to the Registration Statement a legal opinion containing the required representations with respect to the securities offered by the Registration Statement prior to requesting accelerated effectiveness.

21.	We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre- effective amendments. Please note that comments we give in one section apply to other sections in the filing that contain the same or similar disclosure.

The Company acknowledges the Staff’s comment.

22.	Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Company advises the Staff on a supplemental basis that it does not intend to submit an exemptive application or no-action request in connection with the Registration Statement.

23.	Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

The Company acknowledges the Staff’s comment.

24.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Company acknowledges the Staff’s comment.

25.	Notwithstanding our comments, in the event the Fund requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

Vincent J. Di Stefano, Esq.

May 16, 2011

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

The Company acknowledges the Staff’s comment.

*         *        *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	Nicholas Radesca / Solar Capital Ltd.

John Mahon / Sutherland Asbill & Brennan LLP